November 16, 2004

By Facsimile (202)776-2222  and U.S. Mail


Stuart A. Sheldon, Esq.
Thomas D. Twedt, Esq.
Dow, Lohnes & Albertson, PLLC
1200 New Hampshire Avenue, N.W.
Washington, D.C.  20036

	Re:	Cox Communications, Inc.
      	Revised Schedule TO/13E-3 filed November 17, 2004, as amended
      	Revised Schedule 14D-9
      	File No. 5-46251


Dear Messrs. Sheldon & Twedt:

      We have the following comments on your filings.



        Re:      Cox Communications, Inc.
            Schedule TO-T/13E-3 filed November 3, 2004, as amended
                 Schedule 14D-9
                 File No. 5-46251

Dear Ms. Carmody:



Schedule TO-T/13E-3
-------------------

1. What consideration was given to whether COX DNS, Inc., CEI-M Corporation, Barbara Cox Anthony or Anne Cox Chambers are
affiliates of
    Cox within the scope of Rule 13e-3(a)(1) and should be "filing persons"
    for the purposes of the Schedule 13E-3? In this regard, we note
that
    Holdings formed CEI-M for the purpose of conducting the offer
and
that
    Cox DNS, Ms. Anthony and Ms. Chambers will continue to be the beneficial owners of a large number of shares after the transaction.
    Please advise. Please note that all filing persons must comply with the
    requirements of Rule 13e-3, including the disclosures required by
    Schedule 13E-3, such as the fairness recommendation and the basis
for
    its belief of fairness. See Question 5 of SEC Release No. 34-
17719
    (April 13, 1981).

Offer to Purchase
-----------------

2. We note that, while Enterprises and Holdings have waived the CEI
    Financing Condition, the offer remains subject to a financing condition. In this regard, please note our position that a material
    change in the offer occurs when the offer becomes fully financed, i.e., the financing condition is satisfied, and that, accordingly, five days must remain in the offer or the offer must be extended upon the satisfaction or waiver of the financing condition. Please advise of your intent in this regard. We may have further comment.



3. We note your characterization of the offer as a combined offer in which neither Holdings nor Cox is required to purchase all of the shares.
    Please provide the basis for this statement.





Ms. Pamela W. Carmody
November 17, 2004
Page 3




Special Factors, page 12
------------------------

--Background of the Offer, page 12
----------------------------------

4. Expand the third paragraph to describe the basis for Enterprises`
    belief that increasing its stake in Cox may be its most attractive investment opportunity in more detail. For example, did Enterprises or anyone else perform any analyses? Further, expand the discussion of the
    Cox executives` consideration of a buyback in more detail. For example, who proposed a repurchase and what other investment alternatives were considered? Why was Cox considering investment opportunities?



5. We note that Citigroup and Lehman Brothers have previously provided materials analyzing a potential going private transaction with Cox. It is unclear whether this refers to the current proposed transaction.
    Expand to address the consideration of a previous going private transaction in more detail, including a description of when such transaction was considered and why it was not pursued, if true.
    Finally, describe all such presentations, quantifying to the extent practicable, provide all other required disclosure and file all material provided to the filing persons in connection with such analysis pursuant to Item 1015 of Regulation M-A.




6. In this regard, we note that the filing persons received numerous presentations and written materials from third parties as noted by the exhibits filed to the Schedule 13e-3. Please expand the discussion to describe the presentations and analyses in more detail and in accordance with Item 1015 of Regulation M-A. It is unclear whether all
    such analyses or reports included in the presentations are described.
    As an example only, we refer you to the brief discussion of the presentations made by Goldman Sachs to the special committee on
August
    25, 2004 and September 28, 2004 and the presentation by Citigroup and
    Lehman Brothers on October 7, 2004. Please advise.




7. Due to the overlap between management and directors of Enterprises and
    Cox, it is often unclear as to whether individuals or groups and their representatives are meeting in their capacity as management and directors of Enterprises, Cox or both. Please revise to clarify.




8. Expand the first full paragraph on page 13 to describe the "findings and certain considerations" discussed at the July 27, 2004 meeting in more detail.




9. Expand the first full paragraph and final full paragraph on page
14 to
    discuss the resolutions establishing the special committee in more detail. For example, what authority was granted to the committee in considering the transaction?





10. We note that the special committee met with representatives of numerous investment banking firms. Please advise as to whether these firms provided any analyses as part of their "initial view[s] of the process of evaluation the Enterprises proposal." Further, we note from disclosure elsewhere that Goldman Sachs had made a presentation
to Cox
    and Enterprises earlier this year. Did the special committee give this any consideration?






11. Supplementally provide us with any written materials presented to
Cox
    and Enterprises by Goldman Sachs as part of its "marketing efforts" in late spring of 2004. Please advise as to what consideration you gave as to whether such presentations should be described in accordance with
    Item 1015 of Regulation M-A.




12. Expand this section to describe the discussions with regard to the joint nature of the structure of the offer in more detail to clarify who proposed it and why.




Reasons for the Recommendation of the Special Committee and the
Board
of
Directors, page 22
------------------------------------------------------------------
---
------

13. The discussion of factors considered in determining the fairness of the proposed transaction should address all the factors set forth in general instruction (2) to Item 1014 of Regulation M-A, including, for example, book value. To the extent that a filing person is relying on the analysis of another to satisfy this requirement, it must adopt the analysis of the other as its own. In this regard, the Cox board appears to be relying on the analysis of the special committee.




14. It is unclear how Cox`s investment in Discovery is a factor supporting the recommendation. Please clarify.




Opinion of the Financial Advisor, page 28
-----------------------------------------

15. Describe the forecasts utilized by Goldman Sachs as part of its analyses. In this regard, we note that Goldman Sachs reviewed the forecasts of both Cox and Discovery.




16. We note that some of the presentation materials filed as exhibits to the Schedule TO/13E-3 are difficult to read. Please state whether such materials will be made available upon request. See Item 1015 of
    Regulation M-A.



Position of Enterprises and Holdings, page 38
---------------------------------------------

17. Please revise the fairness determination to address the filing persons`
    positions as to the fairness of the transaction to the unaffiliated shareholders and not just the consideration.


18. Expand the fourth bullet to provide the basis for the statement that the premium is comparable to those offered in comparable transactions.




19. Expand to describe the appraisals in more detail in compliance with
    Item 1015 of Regulation M-A. In this regard, we note that they have been filed as exhibits to the Schedule TO/13E-3.


20. It is unclear how Enterprises and Holdings used the Citigroup and
    Lehman Brothers analyses in their fairness determinations, if at all.
    Please expand to clarify.
   We urge all filing persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

* the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Direct any questions to me at (202) 942-1918 or by facsimile at
(202)
942-9638.

								Sincerely,



								Pamela W. Carmody
								Special Counsel
								Office of Mergers
								and Acquisitions